NEWS RELEASE

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	September 22, 2022

Seabridge Gold Recognized for Outstanding Achievement in

Legacy Mine Reclamation

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE: SA) announced today that the Company has been awarded the 2022 Jake McDonald Annual Mine Reclamation Award presented annually by the British Columbia Technical and Research Committee on Reclamation (TRCR) to recognize outstanding achievement in mine reclamation in British Columbia.

The award recognizes the multi-year $12 million environmental and reclamation program Seabridge Gold is voluntarily undertaking with the Tahltan Nation at the 100%-owned Iskut Project, located in the transboundary region of northwest British Columbia, bordering southeast Alaska. The comprehensive program is reclaiming the former Johnny Mountain Mine (JMM) which operated in the late 1980s, by bringing the site back to its pre-mining conditions.

"It's a great honour to be recognized with the prestigious Jake McDonald Annual Mine Reclamation Award, which further validates our reputation as a 'responsible operator' and our commitment to protect the environment. We want to thank the Tahltan Central Government, the Tahltan Nation Development Corporation, our consultants and contractors for supporting us in mitigating the impacts of the historical mining activity within Tahltan Territory," said Rudi Fronk, Seabridge Gold, Chairman and CEO. "We undertook this work before the current emphasis on ESG  simply because it was the right thing to do and an expression of our corporate values. The Iskut property is stunningly beautiful and it was a privilege to remove the blight of irresponsible historical mining practices."

In 2016, Seabridge Gold purchased SnipGold Corp and its mineral tenures, including the former Johnny Mountain Mine, which was in a complete state of disrepair, with significant existing and historic reclamation liabilities, including several outstanding BC Ministry of the Environment environmental orders. The failure to address the outstanding liabilities is not how Seabridge views responsible development activity. For the past six years, the Seabridge team has been actively working to reclaim the historic JMM Site.

Seabridge will complete the full reclamation and closure of the JMM Site in 2025. Work completed to date has included a detailed regional aquatic characterization study, a site investigation study and a detailed project execution plan in line with an approved Closure Management Plan developed in cooperation with the Tahltan Nation.  On the ground, we have designed, constructed and permitted a non-hazardous solid waste landfill and removed the contents from five unauthorized landfills across the site for final disposal at the approved landfill. We have dismantled and cleaned an old fuel tank farm and completed in-situ hydrocarbon remediation of contaminated soils.  Potential acid-generating waste rock from the portal pads was moved to the tailings management facility to be stored underwater. The Company also closed five vent raises which posed safety risks to both humans and the local wildlife. We also undertook multiple Dam Safety Reviews and annual Dam Safety Inspections, and maintenance of the tailings impoundment. Hazardous materials from the mill building were removed and sent offsite to a licensed hazardous waste disposal facility. The mill building was also demolished, drastically changing the landscape of the old JMM site.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

To learn more about the reclamation work underway at the JMM, watch here (https://www.youtube.com/watch?v=sdm6OO7Ka_w).

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com